Exhibit 21.1
VANGENT, INC.
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization

Blueprint Technologies, Inc.	Virginia
PAS, Inc	Virginia
Vangent Puerto Rico, Inc.	Puerto Rico
Vangent Canada Limited	Canada
Vangent, Ltd.	United Kingdom
Vangent Argentina, S.A.	Argentina
Vangent Venezuela, C.A.	Venezuela
Vangent Servicios de México, S.A. de C.V.	Mexico
Vangent México, S.A. de C.V.	Mexico
Proyectos Prohumane México, S. A. de C.V.	Mexico